RECEIPT OF STOCK CERTIFICATE

     The undersigned hereby acknowledges receipt of stock certificate number ________________ representing ___________ shares of common stock of eWorldMedia Holdings, Inc. received in the Stock-For-Stock Exchange Agreement dated November 1, 2002, the closing of which was held on January 6, 2003. The undersigned further acknowledges continuation of the proxy previously granted to Ronald C. Touchard and hereby grants to Mr. Touchard the proxy to vote the shares represented by the foregoing certificate, subject to the same terms and conditions of the proxy granted to Mr. Touchard in connection with the shares of eWorldMedia exchanged for the shares represented by the certificate received this day.


Date: January ____, 2003           ______________________________
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